Condensed Consolidated Interim Financial Statements

Points.com Inc.

For the three months ended March 31, 2022

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Points.com Inc.

Condensed Consolidated Interim Statements of Financial Position

Expressed in thousands of United States dollars

(Unaudited)

As at	Note	March 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents		$129,817	$99,648
Cash held in trust		5,770	1,427
Funds receivable from payment processors		9,895	7,741
Accounts receivable		15,171	13,099
Prepaid taxes		219	205
Prepaid expenses, deposits and other assets	12	5,249	4,366
Total current assets		$166,121	$126,486
Non-current assets
Property and equipment		1,286	1,076
Right-of-use assets		808	980
Intangible assets		9,938	10,355
Goodwill		5,681	5,681
Deferred tax assets		2,686	4,164
Total non-current assets		$20,399	$22,256
Total assets		$186,520	$148,742

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$12,484	$9,307
Income taxes payable		1,806	1,560
Payable to loyalty program partners		106,694	75,275
Current portion of lease liabilities		928	1,136
Current portion of other liabilities	12	1,493	1,466
Total current liabilities		$123,405	$88,744

Non-current liabilities
Lease liabilities		23	27
Other liabilities		27	34
Deferred tax liabilities		4	985
Total non-current liabilities		$54	$1,046
Total liabilities		$123,459	$89,790

SHAREHOLDERS' EQUITY
Share capital		71,654	70,991
Contributed surplus		6,730	4,878
Accumulated other comprehensive income (loss)		122	(123)
Accumulated deficit		(15,445)	(16,794)
Total shareholders' equity		$63,061	$58,952
Total liabilities and shareholders' equity		$186,520	$148,742
Guarantees and Commitments	10

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points.com Inc.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

Expressed in thousands of United States dollars, except per share amounts (Unaudited)

For the three months ended March 31	Note	2022	2021
REVENUE
Principal revenue		$117,582	$60,242
Other partner revenue		9,834	4,783
Total Revenue	5	$127,416	$65,025
Direct cost of revenue		108,730	56,025
Gross Profit		$18,686	$9,000

OPERATING EXPENSES
Sales and marketing		5,491	3,560
Research and development		4,753	2,530
General and administrative		5,162	2,701
Depreciation and amortization		1,042	1,417
Total Operating Expenses		$16,448	$10,208

Foreign exchange loss		217	227
Finance and other income		(66)	(54)
Finance costs		57	126

INCOME (LOSS) BEFORE INCOME TAXES		$2,030	$(1,507)

Income tax expense (recovery)		681	(415)
NET INCOME (LOSS)		$1,349	$(1,092)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will subsequently be reclassified to profit or loss:
Unrealized gain on foreign exchange derivatives designated as cash flow hedges		303	253
Income tax effect		(80)	(67)
Reclassification to net income of loss (gain) on foreign exchange derivatives designated as cash flow hedges		7	(314)
Income tax effect		(2)	83
Foreign currency translation adjustment		17	2
Other comprehensive income (loss) for the period, net of income tax		$245	$(43)
TOTAL COMPREHENSIVE INCOME (LOSS)		$1,594	$(1,135)
EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share	8	$0.09	$(0.08)
Diluted earnings (loss) per share	8	$0.09	$(0.08)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points.com Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity

Expressed in thousands of United States dollars except number of shares (Unaudited)

		Attributable to Shareholders of the Company
		Share Capital		Contributed surplus	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity
	Note	Number of Shares	Amount

Balance at December 31, 2021		14,942,792	$70,991	$4,878	$(123)	$(16,794)	$58,952
Net income		-	-	-	-	1,349	1,349
Other comprehensive income, net of tax		-	-	-	245	-	245
Total comprehensive income		-	-	-	245	1,349	1,594
Effect of share-based compensation expense	6,9	-	-	3,371	-	-	3,371
Settlement of RSUs	9	-	663	(1,519)	-	-	(856)
Balance at March 31, 2022		14,942,792	$71,654	$6,730	$122	$(15,445)	$63,061

Balance at December 31, 2020		13,227,407	$49,251	$1,795	$623	$(16,450)	$35,219
Net loss		-	-	-	-	(1,092)	(1,092)
Other comprehensive loss, net of tax		-	-	-	(43)	-	(43)
Total comprehensive loss		-	-	-	(43)	(1,092)	(1,135)
Effect of share-based compensation expense	6,9	-	-	930	-	-	930
Settlement of RSUs	9	-	243	(700)	-	-	(457)
Shares issued, net of issuance costs	7	1,687,510	23,275	-	-	-	23,275
Balance at March 31, 2021		14,914,917	$72,769	$2,025	$580	$(17,542)	$57,832

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Points.com Inc.

Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of United States dollars

(Unaudited)

For the three months ended March 31	Note	2022	2021
Cash flows from operating activities
Net income (loss) for the period		$1,349	$(1,092)
Adjustments for:
Depreciation and amortization		1,042	1,417
Unrealized foreign exchange loss (gain)		2	(51)
Share-based compensation expense	6,9	3,371	930
Finance costs		57	126
Deferred income tax expense (recovery)		415	(533)
Derivative contracts designated as cash flow hedges		310	(61)
Changes in cash held in trust		(4,343)	(319)
Changes in non-cash balances related to operations	11	29,739	4,258
Interest paid		(57)	(163)
Net cash provided by operating activities		$31,885	$4,512

Cash flows from investing activities
Acquisition of property and equipment		(501)	(252)
Additions to intangible assets		(90)	(204)
Net cash used in investing activities		$(591)	$(456)

Cash flows from financing activities
Proceeds from issuance of share capital, net of issuance costs	7	-	23,275
Repayment of long term debt	13	-	(15,000)
Payment of principal portion of lease liabilities		(296)	(334)
Taxes paid on net settlement of RSUs	9	(856)	(457)
Net cash (used in) provided by financing activities		$(1,152)	$7,484

Effect of exchange rate fluctuations on cash held		27	72
Net increase in cash and cash equivalents		$30,169	$11,612
Cash and cash equivalents at beginning of the period		$99,648	$73,070
Cash and cash equivalents at end of the period		$129,817	$84,682

Interest received		$37	$24
Taxes received		$-	$355
Taxes paid		$(38)	$-

Amounts received for interest and taxes paid and received were reflected as operating cash flows in the condensed consolidated interim statements of cash flows.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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POINTS.COM INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

1. REPORTING ENTITY

Points.com Inc. (the "Corporation" or "Points") is a company domiciled in Canada. The address of the Corporation's registered office is 111 Richmond Street West, Suite 700, Toronto, ON, Canada M5H 2G4. The condensed consolidated interim financial statements of the Corporation as at and for the three months ended March 31, 2022 are comprised of the Corporation and its wholly-owned subsidiaries. The Corporation's shares are publicly traded on the Toronto Stock Exchange ("TSX") as PTS and on the NASDAQ Capital Market ("NASDAQ") as PCOM.

Points provides products and services through technology-enabled solutions to loyalty programs around the world. The Corporation's white-labelled services facilitate the accrual or redemption of loyalty program currency (points or miles). Accrual transactions are typically focused on generating revenue for loyalty program partners while redemption transactions are focused on offering additional engagement options for program members that are cost effective for the loyalty program. Points has loyalty program partnerships across the airline, hospitality, financial services and retail verticals.

The Corporation's operations can be moderately influenced by seasonality.  Historically, gross profit is typically highest in the fourth quarter in each year as certain product offerings and marketing activities peak during this time.

In the fourth quarter of 2021, the Board of Directors approved the amalgamation of Points International Ltd. with its wholly-owned subsidiary, Points.com Inc., The amalgamation was completed and effective as of January 1, 2022. As part of this amalgamation process, the name of the public company legal entity changed from Points International Ltd. to Points.com Inc. as of the effective date.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2021 are available at www.sedar.com or www.sec.gov.

2. BASIS OF PREPARATION

The condensed consolidated interim financial statements for the three months ended March 31, 2022 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB").

The notes presented in these first quarter 2022 condensed consolidated interim financial statements include only significant changes and transactions occurring since December 31, 2021 and are not fully inclusive of all disclosures required by International Financial Reporting Standards ("IFRS") for annual financial statements. These condensed consolidated interim financial statements should be read in conjunction with the Corporation's annual audited consolidated financial statements for the year ended December 31, 2021. All amounts are expressed in thousands of United States dollars ("USD"), except per share amounts, or as otherwise indicated.

The condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 11, 2022.

3. SIGNIFICANT ACCOUNTING POLICIES

Except as described below, the condensed consolidated interim financial statements follow the same accounting policies and methods of application as those disclosed in the Corporation's annual audited consolidated financial statements for the year ended December 31, 2021.

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POINTS.COM INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

(a) New standards adopted in 2022

The following amendments to IFRS are effective from January 1, 2022, but they did not have a material impact on the Corporation's condensed consolidated interim financial statements:

  IAS 37, Provisions, Contingent Liabilities and Contingent Assets - the amendment specifies costs the Corporation should include in determining the "costs of fulfilling" a potential onerous contract.
  IAS 16 - Property, Plant and Equipment - the amendment prohibits reducing the cost of property, plant and equipment by amounts received from selling the items produced while bringing an asset to capable operations.
  IFRS 3, Business Combinations - the amendment updates a reference to the Conceptual Framework; and
  IFRS 9, Financial Instruments - the amendment clarifies the fees to be included in the quantitative test for derecognition of financial liabilities.

4. COVID-19

The COVID-19 pandemic has continued to have an impact on the Corporation's business and its loyalty program partners. Since the onset of the COVID-19 pandemic in 2020, there continues to be uncertainty regarding the duration and severity of the pandemic and the ability to control resurgences worldwide.

The COVID-19 pandemic had a significant adverse impact on the Corporation's financial performance in 2020 and continued to have a material impact on the Corporation's financial performance throughout most of 2021. In response to the reduction in transaction volumes that the Corporation experienced at the onset of the pandemic, the Corporation implemented measures to reduce costs, preserve cash, and strengthen the Corporation's overall liquidity. These measures included pausing most hiring activity, reducing discretionary spend and capital expenditures, suspending share buyback activity under the Normal Course Issuer Bid ("NCIB"), significantly reducing funding of the Restricted Share Unit ("RSU") plan, and participating in certain government subsidy programs available to the Corporation, most notably the Canada Emergency Wage Subsidy program ("CEWS") (refer to Note 6), and amending our credit facility.

Since the first quarter of 2021, the Corporation's business performance and associated transaction metrics started to experience sustained levels of improvement relative to the low point of the pandemic experienced in 2020. This improvement generally coincided with the rollout of vaccines globally and the curtailing of travel restrictions, particularly in the United States. Beginning in 2021 and in line with the Corporation's improved business performance, Management began easing some of the spending restrictions that were put in place at the onset of the pandemic, including hiring for new roles that are focused on growth.

While the Corporation's financial performance in the first quarter of 2022 reflects continued signs of recovery in the demand for Points' products and services, the shape and timing of a global recovery remains uncertain. It would be difficult to predict the long-term effects on the Corporation's business if there are additional surges of COVID-19 cases, including those that arise from new variants that result in renewed or more stringent travel restrictions. Additional measures taken by governments in the future and the resulting economic impact may adversely affect the Corporation's financial performance, cash flows and financial position as well as that of its partners in future periods.

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POINTS.COM INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

5. OPERATING SEGMENT

The Corporation provides product offerings and services through its technology solutions to the loyalty industry and is organized and managed as a single operating segment, with its operating results reviewed by the Corporation's Chief Executive Officer, who is the chief operating decision maker.

Enterprise-wide disclosures - Geographic information

For the three months ended March 31	2022		2021
Revenue
United States	$115,809	91%	$58,404	90%
Europe	4,534	4%	3,956	6%
Other	7,073	5%	2,665	4%
	$127,416	100%	$65,025	100%

Revenue earned by the Corporation is generated from sales made directly to members of loyalty programs with which the Corporation partners, and to a lesser extent, sales to loyalty program partners. Revenues by geographic region are shown above and are based on the country of residence of each of the Corporation's loyalty partners. As at March 31, 2022, substantially all of the Corporation's assets were in Canada.

Dependence on loyalty program partners

For the three-month period ended March 31, 2022, there were two (2021 - four) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation's total revenue. In aggregate, sales to the members of these partners represented 61% (2021 - 78%) of the Corporation's total revenue.

6. EMPLOYMENT COSTS

In March 2020, the Government of Canada announced the CEWS which provides eligible employers with subsidies on employee renumeration.

During the first quarter of 2022, the Corporation did not record any subsidies from the CEWS. During the first quarter of 2021, the Corporation recorded subsidies of $1,261, of which $1,206 was recognized as a reduction to employment costs and $55 related to eligible employee compensation costs incurred in connection with the development of software that were capitalized as intangible assets.

During the three-month period ended March 31, 2022, total employment costs, comprising of salaries, benefits and share-based compensation expense, net of government grants and tax credits, were $12,505 (2021 - $6,582).

The Corporation's share-based compensation expenses were recognized as follows (refer to Note 9):

For the three months ended March 31	2022	2021
Sales and marketing	$866	$241
Research and development	489	68
General and administrative	2,016	621
Total share-based compensation expenses	$3,371	$930

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POINTS.COM INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

7. CAPITAL AND OTHER COMPONENTS OF EQUITY

Share Offering

In March 2021, the Corporation completed an underwritten public offering of 1,687,510 common shares at a price of CAD $18.75 per common share, for aggregate gross proceeds of $25,129 (CAD $31,641), which included 220,110 common shares purchased by the underwriters pursuant to the exercise of the over-allotment option. The total net proceeds of the equity financing was $23,275, after deducting underwriters' fees and other share issuance costs of the offering of $1,854.

Normal Course Issuer Bid

The Board of Directors of the Corporation approved a plan to repurchase the Corporation's common shares.

On September 9, 2020, the NCIB program was renewed with a total of 661,370 shares to be repurchased under this 2020 plan, representing 5% of the Corporation's 13,227,407 shares issued and outstanding as of August 31, 2020. The Corporation entered into an automatic share purchase plan with a broker to facilitate potential repurchases.

On September 9, 2021, the NCIB program was renewed with a total of 746,992 shares to be repurchased under this 2021 plan, representing 5% of the Corporation's 14,939,842 shares issued and outstanding as of August 31, 2021. The Corporation has entered into an automatic share purchase plan with a broker to facilitate potential repurchases.

The primary purpose of the NCIB repurchases is for cancellation. Under the automatic share purchase plan, the Corporation may repurchase shares at times when the Corporation would ordinarily not be permitted to due to regulatory restrictions or self-imposed blackout periods.  Repurchases will be made from time to time at the brokers' discretion, based upon parameters prescribed by the Corporation's written agreement. Repurchases may be effected through the facilities of the TSX, the NASDAQ or other alternative trading systems in the United States and Canada. The actual number of common shares purchased and the timing of such purchases will be determined by the broker considering market conditions, stock prices, the Corporation's cash position, and other factors.

During the first quarter of 2022 and 2021, the Corporation did not repurchase and cancel any common shares under its NCIB program.

8. EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share:

For the three months ended March 31	2022	2021
Net earnings (loss) available to common shareholders for basic and diluted earnings (loss) per share	$1,349	$(1,092)
Weighted average number of common shares outstanding - basic	14,942,792	13,264,907
Effect of dilutive securities	312,325	-
Weighted average number of common shares outstanding - diluted	15,255,117	13,264,907
Earnings (Loss) per share - reported
Basic	$0.09	$(0.08)
Diluted	$0.09	$(0.08)

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POINTS.COM INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

For the three months ended March 31, 2022, 997,200 options were included in the diluted weighted average number of common shares calculation as their effect is dilutive. For the three months ended March 31, 2021, 1,021,156 options were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive due to the net loss incurred in the period. The average market value of the Corporation's shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

9. SHARE-BASED COMPENSATION

As at March 31, 2022, the Corporation had two equity-settled share-based compensation plans: a share option plan and a share unit plan.

Share option plan

Under the share option plan, employees are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is determined by the amount the Corporation's daily share price fluctuated over a period commensurate with the expected life of the options. During the three-month period ended March 31, 2022, the Corporation did not grant any options (2021 - nil).

During the first quarter of 2022, the Corporation modified certain non-market performance conditions of its performance option plan. The Corporation accounted for the modification and recorded a one-time expense of $1,709 relating to prior years due to changes in estimates.

During the first quarter of 2022, the Corporation recognized share option expense of $1,950 (2021 - $51), which included the one-time expense described above.

The share option plan authorized the number of options for grant to be determined based on 10% of the larger of the outstanding shares as at March 2, 2016 or any time thereafter. The options available for grant as at March 31, 2022 and 2021 are shown in the table below:

	March 31, 2022	March 31, 2021
Shares outstanding as at March 2, 2016	15,298,602	15,298,602
Percentage of shares outstanding	10%	10%
Net options authorized	1,529,860	1,529,860
Less: options issued & outstanding	(997,200)	(1,021,156)
Options available for grant	532,660	508,704

Subsequent to the end of the first quarter of 2022, the Corporation did not renew the Employee Share Option Plan and as a result, no options are available for grant.

As at March 31, 2022, 997,200 performance options were outstanding (March 31, 2021 - 997,200 performance options and 23,956 options). During the first quarter of 2022 and 2021, there were no share options granted, exercised, expired or forfeited. A summary of the status of the Corporation's share option plan as at March 31, 2022 and 2021, and changes during the three months ended on those dates is presented below.

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POINTS.COM INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

	2022		2021
	Number of Options	Weighted Average Exercise Price (in CAD$)	Number of Options	Weighted Average Exercise Price (in CAD$)
Beginning and end of period	997,200	$14.63	1,021,156	$14.54
Exercisable at end of period	314,118	$14.63	23,956	$10.50

As at March 31, 2022:

	Options outstanding			Options exercisable
Range of Exercise Prices (in CAD$)	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (in CAD$)	Number of options	Weighted average exercise price (in CAD$)
$10.00 to $14.99	745,200	2.70	$13.93	234,738	$13.93
$15.00 to $19.99	252,000	3.39	$16.72	79,380	$16.72
	997,200			314,118

As at March 31, 2021:

	Options outstanding			Options exercisable
Range of Exercise Prices (in CAD$)	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price (in CAD$)	Number of options	Weighted average exercise price (in CAD$)
$5.00 to $9.99	14,570	0.17	$9.89	14,570	$9.89
$10.00 to $14.99	754,586	3.66	$13.90	9,386	$11.45
$15.00 to $19.99	252,000	4.39	$16.72	-	$-
	1,021,156			23,956

Share unit plan

During the three months ended March 31, 2022, 119,880 share units were granted (2021 - 48,431 share units). As at March 31, 2022, 496,530 RSUs and 39,244 performance share units ("PSUs") were outstanding (March 31, 2021 - 542,420 RSUs and no PSUs).

During the three months ended March 31, 2022, the Corporation recognized expense of $1,421 (2021 - $879) related to its share unit plan.

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POINTS.COM INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

	Number of Share units	Weighted Average Fair Value (in CAD$)
Balance at January 1, 2022	526,191	$16.95
Granted	119,880	$21.28
Vested	(105,185)	$18.18
Forfeited	(5,112)	$17.73
Balance at March 31, 2022	535,774	$17.67
	Number of Share units	Weighted Average Fair Value (in CAD$)
Balance at January 1, 2021	570,126	$15.06
Granted	48,431	$19.95
Vested	(62,555)	$14.07
Forfeited	(13,582)	$14.11
Balance at March 31, 2021	542,420	$15.63

Under the Share Unit plan, share units can be settled in cash or shares at the Corporation's discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and purchase shares from the open market through a share purchase trust on a periodic basis. During the three months ended March 31, 2022 and 2021, the Corporation did not purchase any shares for the trust. The Corporation paid certain withholding taxes in cash rather than reselling shares held in trust into the market. For the three month period ended March 31, 2022, 105,185 share units (2021 - 62,555 share units) vested, for which the Corporation settled 55,123 share units (2021 - 33,701 share units) through the issuance of shares held in trust and paid $856 (2021 - $457) of withholding taxes.

10. GUARANTEES AND COMMITMENTS

	Total	Year 1	Year 2	Year 3	Year 4	Year 5+
Revenue guarantees to loyalty partners(1)(2)	$331,314	$76,895	$166,705	$87,714	$-	$-
Unconditional purchase obligations(3)	$1,686	$1,059	$580	$47	$-	$-

(1) For certain loyalty partners, the Corporation guarantees a minimum level of purchase of points/miles for each contract year over the duration of the contract term between the Corporation and loyalty program partner.  Management evaluates each guarantee at each reporting date and at the end of each contract year, to determine if the guarantee was met for that respective contract year.

(2) The guarantees and commitments schedule is prepared on a rolling 12-month basis. If a revenue guarantee has been met, it is removed from the disclosure above.

(3) The Corporation is committed to service agreements with minimum or fixed spend commitments with certain vendors.

During the first quarter of 2022, the Corporation committed to a proposal to renew the lease for its head office. The proposal to lease has a 7 year term and is expected to commence in the first quarter of 2023. The Right-of-use assets and Lease liabilities will be recorded when the lease commences.

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POINTS.COM INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

11. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash balances related to operations are as follows:

For the three months ended March 31	2022	2021
Increase in funds receivable from payment processors	$(2,154)	$(3,160)
Increase in accounts receivable	(2,072)	(2,406)
(Increase) Decrease in prepaid taxes	(14)	233
(Increase) Decrease in prepaid expenses, deposits and other assets	(883)	133
Increase (Decrease) in accounts payable and accrued liabilities	3,177	(294)
Increase in income taxes payable	246	186
Increase in payable to loyalty program partners	31,419	9,467
Increase in other liabilities	20	99
	$29,739	$4,258

12. FINANCIAL INSTRUMENTS

Determination of fair value

For financial assets and liabilities that are valued at other than fair value on the condensed consolidated interim statement of financial position (funds receivable from payment processors, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners), fair value approximates the carrying value at March 31, 2022 and December 31, 2021 due to their short-term maturities.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below. However, considerable judgment is required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

  Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
  Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)
  Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the use of significant unobservable inputs are considered Level 3. The carrying value of financial assets and financial liabilities measured at fair value in the condensed consolidated interim statements of financial position as at March 31, 2022 and December 31, 2021 are as follows:

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POINTS.COM INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

As at March 31, 2022	Carrying Value	Level 2
Assets:
Foreign exchange forward contracts designated as cash flow hedges(1)	$293	$293
Liabilities:
Foreign exchange forward contracts designated as cash flow hedges(1)	(147)	(147)
	$146	$146

As at December 31, 2021	Carrying Value	Level 2
Assets:
Foreign exchange forward contracts designated as cash flow hedges(1)	$118	$118
Liabilities:
Foreign exchange forward contracts designated as cash flow hedges(1)	(282)	(282)
	$(164)	$(164)

(1) The carrying values of the Corporation's foreign exchange forward contracts are included in prepaid expenses, deposits and other assets and current portion of other liabilities in the condensed consolidated interim statements of financial position.

There were no material financial instruments categorized in Level 1 or Level 3 as at March 31, 2022 and December 31, 2021 and there were no transfers of financial instruments between Levels 2 and 3 of the fair value hierarchy in the respective periods.

13. CREDIT FACILITIES

The Corporation has a $40,000 senior secured revolving credit facility with the Royal Bank of Canada and the Bank of Nova Scotia. The credit facility is available for general corporate purposes, including the financing of working capital, capital expenditures and acquisitions. This credit facility matures on December 10, 2022 and has no fixed repayment dates prior to the maturity date. Depending on the type of advance, interest rates under the credit facility are based on Canada prime rate, US base rate, Bankers' Acceptance (BA), Secured Overnight Financing Rate (SOFR) or Euro Interbank Offered Rate (EURIBOR) plus an additional 0.75 to 2.00%.

The credit facility includes an anti-cash hoarding clause, which requires a repayment of excess cash borrowings when the Corporation's unrestricted cash and cash equivalents, plus amounts receivable from payment processors less amounts owing to loyalty partners, exceeded $30,000.

As part of the interest rate benchmark reform, London Interbank Offered Rate (LIBOR) is being phased out and the Corporation has negotiated with the lenders to replace LIBOR with the SOFR as the expected benchmark replacement. The benchmark replacement will be effective at the public statement release by the Benchmark Administrator.

During the first quarter of 2021, the Corporation repaid the remaining $15,000 on the senior secured credit facility. As at March 31, 2022 and December 31, 2021, the Corporation did not have any borrowings on the senior secured credit facility.

The credit facility contains certain financial and other covenants that the Corporation is required to maintain. The Corporation was in compliance with all applicable covenants under the credit facility agreement as at March 31, 2022 and 2021.

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POINTS.COM INC. NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS All amounts in thousands of U.S. dollars, except per share figures, unless otherwise noted (Unaudited)

14. PENDING ACQUISITION BY PLUSGRADE

On May 9, 2022, the Corporation entered into an arrangement agreement ("Arrangement Agreement") pursuant to which a wholly-owned subsidiary (the "Purchaser") of Plusgrade Parent L.P. ("Plusgrade"), a leading ancillary revenue platform for the global travel industry, will acquire all of the issued and outstanding common shares of the Corporation for US$25.00 per common share in cash (the "Consideration") by way of a statutory plan of arrangement under the Canada Business Corporations Act (the "Transaction"). The Transaction was unanimously approved by the Corporation's Board of Directors.

Under the terms of the Transaction, the Corporation's shareholders ("Shareholders") will receive US$25.00 in cash per common share held. The Transaction will be subject to the approval of (i) at least 66 2/3% of the votes cast by Shareholders at a special meeting of the Shareholders (the "Meeting"); and (ii) a simple majority of the votes cast by Shareholders, excluding votes from certain Shareholders, as required under Multilateral Instrument 61-101 - Protection of Minority Securityholders in Special Transactions. The Meeting is expected to be held in late June.

In addition to Shareholder approval, the Transaction is subject to approval by the Ontario Superior Court of Justice (Commercial List) (the "Court") and certain other regulatory approvals as well as the satisfaction of certain other closing conditions. The Arrangement Agreement contains customary non-solicitation, "fiduciary out" and "right to match" provisions, as well as a CAD$18 million termination fee payable to the Purchaser if the Arrangement Agreement is terminated in certain circumstances. The Arrangement Agreement also provides for payment by the Purchaser of a reverse termination fee to Points of CAD$27 million and CAD$45 million if the Arrangement Agreement is terminated in certain specified circumstances, with the fee payable depending on the circumstances of the termination.

Subject to the satisfaction or waiver of all conditions to closing, the Transaction is expected to close in early July 2022. In connection with and subject to closing the Transaction, Points will apply to have its common shares delisted from the TSX and NASDAQ Capital Market and Points will cease to be a reporting issuer under Canadian and U.S. securities laws.

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